Exhibit 99.2

NUVA PHARMACEUTICALS INC.

#615 - 800 West Pender Street

Vancouver, B C V6C 2V6 Canada

www.nuvapharm.com

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING

Notice is hereby given that the Annual General and Special Meeting of the Shareholders of Nuva

Pharmaceuticals Inc (hereinafter called the "Company”) will be held on Friday, January 31, 2014 at Suite 615 – 800 West Pender Street, Vancouver, British Columbia, at the hour of 11:00 a.m. (PST) for the following purposes:

1.

To receive and consider the financial statements of the Company for the fiscal year ended June

30, 2013 and the Auditor's Report thereon;

2.

To receive the report of the directors;

3.

To fix the number of directors at four (4);

4.

To elect directors for the ensuing year;

5.

To appoint Meyers Norris Penny LLP, Chartered Accountants for the ensuing year and to authorize the Directors to fix the remuneration to be paid to the Auditors;

6.

To approve the Company's Stock Option Plan;

7.

To transact such other business as may properly come before the Meeting.

A Shareholder unable to attend the Meeting in person is entitled to appoint a proxyholder to attend and vote in his stead. If you are unable to attend the Meeting in person, please refer to the notes accompanying the enclosed Proxy, then complete and return the Proxy to Computershare within the time set out in the notes.

Accompanying this Notice of Meeting is an Information Circular and a Form of Proxy. The Information

Circular provides additional information relating to the matters to be dealt with at the meeting and is deemed to form part of this Notice.

In accordance with the requirements of National Instrument 54-101, these securityolder materials are being sent to both registered and non-registered owners of the securities.  If you are a nonregistered owner, and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

By choosing to send these materials to you directly, the Company (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

DATED at Vancouver, British Columbia, this 20th day of December, 2013

BY ORDER OF THE BOARD OF DIRECTORS
“Jamie Lewin”
Jamie A Lewin, Director & CFO

MANAGEMENT INFORMATION CIRCULAR

(As at December 20th, 2013 unless otherwise indicated)

We are mailing this Information Circular in connection with the solicitation of proxies by and on behalf of our management for use at the annual general and special meeting of the shareholders of NUVA Pharmaceuticals Inc (referred to herein as "NUVA" or the "Company") that is to be held on Friday, January 31, 2014 at 11:00 a.m. (Pacific Standard Time) at Suite 615, 800 West Pender Street, Vancouver, British Columbia. The solicitation of proxies will be primarily by mail. Certain employees or directors of NUVA may also solicit proxies by telephone or in person. The cost of solicitation will be borne by NUVA.

This Information Circular is being mailed by the management of NUVA Pharmaceuticals Inc to everyone who was a shareholder of record of our company on December 27, 2013, which is the date that has been fixed by the directors of NUVA as the record date to determine the shareholders who are entitled to receive notice of the meeting.

Details of the time and place of that meeting are contained in the Notice of Meeting that accompanies this Information Circular.

Under our Articles, the quorum for the transaction of business at a meeting of shareholders is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the issued shares entitled to be voted at the meeting. If such a quorum is not present in person or by proxy, we will reschedule the meeting.

VOTING

All of the matters that will come to a vote at the Meeting are ordinary resolutions, and can be passed by a simple majority - that is, if more than half of the votes that are cast are in favour, then the resolution is approved.

WHO CAN VOTE?

If you are a registered shareholder of NUVA as at December 27, 2013, you are entitled to attend at the meeting and cast a vote for each share registered in your name on all resolutions put before the meeting. If the shares are registered in the name of a corporation, a duly authorized officer of the corporation may attend on its behalf but documentation indicating such officer's authority should be presented at the meeting. If you are a registered shareholder but do not wish to, or cannot, attend the meeting in person you can appoint someone who will attend the meeting and act as your proxyholder to vote in accordance with your instructions (see "Voting by Proxy"). If your shares are registered in the name of a “nominee" (usually a bank, trust company, securities dealer or other financial institution) you should refer to the section entitled "Non-registered Shareholders" set out below.

It is important that your shares be represented at the meeting regardless of the number of shares you hold. If you will not be attending the meeting in person, we invite you to complete, date, sign and return your form of proxy as soon as possible so that your shares will be represented.

VOTING BY PROXY

If you do not come to the meeting, you can still make your votes count by appointing someone who will be there to act as your proxyholder. You can either tell that person how you want to vote or you can let him or her decide for you. You can do this by completing a form of proxy.

In order to be valid, you must return the completed form of proxy by  5:00 p.m. (Vancouver time) on Tuesday, January 28, 2014, to our Transfer Agent, Computershare, located at 100 University Avenue, 9th Floor, Toronto, Ontario, MSJ 2Y1, Canada; facsimile: 1-866-249-7775.

What is a proxy?

A form of proxy is a document that authorizes someone to attend the meeting and cast your votes for you. We have enclosed a form of proxy with this Information Circular. You should use it to appoint a proxyholder, although you can also use any other legal form of proxy.

Appointing a proxyholder

You can choose any individual to be your proxyholder. It is not necessary for the person whom you choose to be a shareholder. To make such an appointment, simply fill in the person's name in the blank space provided in the enclosed form of proxy. To vote your shares, your proxyholder must attend the meeting. If you do not fill a name in the blank space in the enclosed form of proxy, the persons named in the form of proxy are appointed to act as your proxyholder. Those persons are directors and/or officers of NUVA.

Instructing your proxy

You may indicate on your form of proxy how you wish your proxyholder to vote your shares. To do this, simply mark the appropriate boxes on the form of proxy. If you do this, your proxyholder must vote your shares in accordance with the instructions you have given.

If you do not give any instructions as to how to vote on a particular issue to be decided at the meeting, your proxyholder can vote your shares as he or she thinks fit. If you have appointed the persons designated in the form of proxy as your proxyholder they will, unless you give contrary instructions, vote your shares at the meeting as follows:

•

FOR the election of the proposed nominees as directors;

•

FOR the appointment of Meyers Norris Penny LLP, Chartered Accountants, as the auditor of NUVA; and

•

FOR the resolution to give annual approval to NUVA's Incentive Stock Option Plan, as amended.

For more information about these matters, see ``The Business of the Meeting”. The enclosed form of proxy gives the persons named on it the authority to use their discretion in voting, on amendments or variations to matters identified on the Notice of Meeting. At the time of printing this Information Circular, management of NUVA is not aware of any other matter to be presented for action at the meeting. If, however, other matters do properly come before the meeting, the persons named on the enclosed form of proxy will vote on them in accordance with their best judgment, pursuant to the discretionary authority conferred by the form of proxy with respect to such matters.

Changing your mind

If you want to revoke your proxy after you have delivered it, you can do so at any time before it is used. You may do this by (a) attending the meeting and voting in person; (b) signing a proxy bearing a later date; (c) signing an written statement which indicates, clearly, that you want to revoke your proxy and delivering this signed written statement to our Transfer Agent, Computershare, located at 100 University Avenue, 9th Floor, Toronto, Ontario, MSJ 2Y1, Canada; facsimile: 1-866-249-7775 or (d) in any other manner permitted by law.

Your proxy will only be revoked if a revocation is received by 5:00 in the afternoon (Vancouver time) on the last business day before the day of the meeting, or any adjournment thereof, or delivered to the person presiding at the meeting before it (or any adjournment) commences. If you revoke your proxy and do not replace it with another that is deposited with us before the deadline, you can still vote your shares but to do so you must attend the meeting in person.

NON-REGISTERED SHAREHOLDERS

If your shares are not registered in your own name, they will be held in the name of a "nominee", usually a bank, trust company, securities dealer or other financial institution. Your nominee must seek your instructions as to how to vote your shares. Accordingly, unless you have previously informed your nominee that you do not wish to receive material relating to shareholders' meetings, you will have received this Information Circular from your nominee, together with a form of proxy or voting instruction form. If that is the case, it is most important that you comply strictly with the instructions for mail, telephone or Internet voting that have been given to you by your nominee on the voting instruction form. If you have voted and wish to change your voting instructions, you should contact your nominee to discuss whether this is possible and what procedures you must follow.

If your shares are not registered in your own name, NUVA's Transfer Agent will not have a record of your name and, as a result, unless your nominee has appointed you as a proxyholder, will have no knowledge of your entitlement to vote. If you wish to vote in person at the meeting, please insert your own name in the space provided on the form of proxy or voting instruction form that you have received from your nominee. If you do this, you will be instructing your nominee to appoint you as proxyholder. Please adhere strictly to the signing and returning instructions provided by your nominee. It is not necessary to complete the form in any other respect, since you will be voting at the meeting in person.

The Notice of Meeting and this Information Circular are being sent to both registered and non-registered owners of our common shares. If you are a non-registered owner and we have sent these materials to you directly, your name and address and information about your holdings of common shares of NUVA have been obtained in accordance with applicable securities regulatory requirements from the nominee holding the securities on your behalf. By choosing to send these materials to you directly, NUVA (and not your nominee) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions either by mail, or through telephone or Internet voting, carefully following the instructions specified in the request for voting instructions form, which is included with this Information Circular.

Accordingly, unless you have previously informed your nominee that you do not wish to receive material relating to shareholders' meetings, you will have received this Information Circular from your nominee, together with a form of proxy or voting instruction form. If that is the case, it is most important that you comply, strictly with the instructions that have been given to you by your nominee on the voting instruction form. If you have voted and wish to change your voting instructions, you should contact your nominee to discuss whether this is possible and what procedures you must follow.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

NUVA has authorized capital of unlimited common shares. Each shareholder is entitled to one vote for each common share registered in his or her name at the close of business on December 7, 2011, the date fixed by our directors as the record date for determining who is entitled to receive notice of and to vote at the meeting.

At the close of business on December 27, 2013, there were 25,117,075 common shares outstanding. To the knowledge of our directors and officers, no persons or companies beneficially owned, directly or indirectly, or exercised control or direction over 10% or more of our common shares on that date.

THE BUSINESS OF THE MEETING

FINANCIAL STATEMENTS

On March 08, 2012 the Company consolidated its shares on a 10 to 1 basis. This resulted in the outstanding shares of the company being consolidated from 63,996,800 to 6,399,680. All references to common shares, share purchase warrants, stock options, and per share amounts for all periods have been adjusted on a retrospective basis to reflect the common share consolidation in the June 30, 2012 audited financial statements.

On April 27, 2012 the Company closed a private placement for 560,000 shares so that, at June 30, 2012, there were 6,959,680 shares issued and outstanding.

On September 12, 2012 the Company issued 11,257,395for debt. This was comprised of: 10,687,500 shares for the Olympic Sponsorship Assignment, 172,295 shares for accounts payable and 397,600 shares for management fee settlement.

On September 17, 2012 the Company issued 3,400,000 shares to Canagen Pharmaceuticals Inc. for the global sales, manufacturing and marketing rights, except for China and India, to Pedia-Safe Polyvitamin Drops.

On June 12, 2013 the Company closed a private placement for 8,000,000 Special Units. The Units cannot be exchanged for shares or warrants during the first year unless the holder either simultaneously exercises or forgoes the warrants. At the June 30, 2013 annual audit, the Special Units were classified as Share Subscriptions and there were 21,617,075 shares issued and outstanding.

On September 05, 2013 the Company issued 3,400,000 shares to Canagen Pharmaceuticals Inc. for the global sales and marketing rights to FerroHeme.

On November 07, 2013, 100,000 Special Units were converted to shares. As the warrants were not simultaneously exercised, they were canceled.

The financial statements of NUVA for the year ended June 30, 2013 will be placed before you at the meeting. NUVA's audited financial statements and Management's Discussion & Analysis for the year ended June 30, 2013 may be accessed through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com or copies may be obtained without charge upon request to us at NUVA Pharmaceuticals Inc, #615 - 800 Pender Street West Vancouver, B C V6C 2V6 or through the Company’s website, www.aldacorp.com.

ELECTION OF DIRECTORS

Directors of NUVA are elected for a term of one year. The term of office of each of the nominees proposed for reelection as a director will expire at the meeting, and each of them, if reelected, will serve until the close of the next annual general meeting, unless he or she resigns or otherwise vacates office before that time.

Under our Articles, the number of directors may be fixed or changed from time to time by ordinary resolution but shall not be fewer than three. We currently have four directors and four directors will be proposed for election or reelection at the Meeting.   Shareholder approval will be sought to fix the number of directors of the Company at four.

Nominees for Election

The following are the nominees proposed for election or reelection as directors of NUVA together with the number of common shares that are beneficially owned, directly or indirectly, or over which control or direction is exercised, by each nominee. Each of the nominees has agreed to stand for election or re-election and we are not aware of any intention of any of them not to do so. If, however, one or more of them should become unable to stand for re-election, it is likely that one or more other persons would be nominated at the meeting for election, and in that event the persons designated in the form of proxy will vote in their discretion for a substitute nominee.

Name and Jurisdiction of Residence	Principal Occupation or employment and, if not previously elected Director, occupation during the past 5 years	Director since	Number of Shares beneficially owned, controlled or directed (directly/ indirectly) (2)
Michael Bianco (1) Moss Beach, California, United States, Director	Chairman of American Capital Markets Group. and a General Partner of Life Science Equity	New Proposal	Nil
Jamie A. Lewin British Columbia, Canada Chief Financial Officer and Director	Chief Financial Officer & Director of NUVA. CFO Janda Group of Companies, Director Choice Gold Corp.	April 12, 2012	Nil
Eugene Beukman (1) British Columbia, Canada Secretary and Director	Eugene Beukman is the Corporate Counsel of the Pender Group of Companies since January, 1994.	November 14, 2012	Nil
Sina Pirooz (1) British Columbia, Canada Director	Mr. Pirooz is a registered and practicing pharmacist and owner of Pure Integrative Pharmacy stores.	October 25, 2013	Nil

(1)

Member of the Audit Committee.

(2)

The information as to shares beneficially owned or over which control or direction is exercised has been furnished by each of the nominees or has been extracted from insider reports filed by each of the individuals and publicly available on the Canadian System for Electronic Disclosure by Insiders (SEDI) at vww.sedi.ca.

Cease Trade Orders and Bankruptcy

Except as described below, as at the date of this Circular, no proposed nominee for election as a director of NUVA is, or has been, within ten years before the date of this Circular, a director or executive officer of any company (including NUVA) that, while that person was acting in that capacity:

(a)

was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(b)

was subject to an event that resulted, after the director or executive officer ceased to be director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period or more than 30 consecutive days; or

(c)

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

On November 4, 2011 the British Columbia Securities Commission issued a Cease Trade Order against NUVA’s insiders for failure by NUVA to file its financial statements and Management’s Discussion and Analysis for the fiscal year ended June 30, 2011.  The cease trade order was revoked on November 15, 2011 by the British Columbia Securities Commission. However, NUVA’s shares remained suspended until March 12, 2012 after the Company met the TSX Venture Exchange requirements for reinstatement.

NUVA's management recommends that shareholders vote in favour of the election of the proposed nominees as directors of NUVA for the ensuing year. Unless you give other instructions, the persons named in the enclosed form of proxy intend to vote FOR the nominees named in this Information Circular.

APPOINTMENT OF THE AUDITOR

During the financial year ending June 30, 2013, Meyers Norris Penny LLP served as NUVA’s auditor. Meyers Norris Penny LLP has acted as NUVA’s auditors

NUVA's management recommends that shareholders vote in favour of the appointment of Meyers Norris Penny LLP, Chartered Accountants, as NUVA's auditor for the ensuing year. Unless you give other instructions, the persons named in the enclosed form of proxy intend to vote FOR the appointment of Meyers Norris Penny LLP, Chartered Accountants to act as our auditor until the close of our next annual general meeting.

ANNUAL APPROVAL OF STOCK OPTION PLAN

TSX Venture Exchange policy requires that rolling stock option plans which set the number of shares issuable under the plan at a maximum of 10% of the issued and outstanding shares from time to time must be approved and ratified by shareholders and submitted to the Exchange for approval on an annual basis.

NUVAs shareholders initially approved its 2003 Stock Option Incentive Plan (the "Option Plan") at its annual general meeting of shareholders held on June 20, 2003, pursuant to which the aggregate number of common shares reserved for issuance under the Option Plan and common shares reserved for issuance under any other share compensation arrangement granted or made available by NUVA from time to time may not exceed in aggregate 10% of NUVA's common shares issued and outstanding at the time of grant. The Option Plan has received subsequent annual shareholder approval at shareholder meetings held in each of calendar 2004, 2005, 2006, 2007, 2008, 2009, 2010, 2011 and 2012.

The aggregate number of common shares reserved for issuance under the Option Plan and common shares reserved for issuance under any other share compensation arrangement granted or made available by NUVA from time to time may not exceed in aggregate 10% of NUVA's common shares issued and outstanding at the time of grant. The term of any options granted under the Option Plan will be fixed by the Board of Directors and may not exceed ten years. The exercise price of options granted under the Option Plan will be determined by the Board of Directors, provided that it is not less than the lowest price permitted by the Exchange.

Any options granted pursuant to the Option Plan will terminate at the end of any specified term of such option, on the first anniversary of the date of death of any optionee, immediately in circumstances of termination of employment with cause, or otherwise as determined by the board of directors of the Company, acting reasonably. The Option Plan also provides for adjustments to outstanding options in the event of any consolidation, subdivision, conversion or exchange of NUVA's shares.

The Option Plan is administered by the Board of Directors of NUVA. Following approval of the Option Plan by the shareholders, further shareholder approval will not be required for option grants made accordance with the Option Plan, except as required by the policies of the Exchange.

NUVA's management recommends that shareholders vote in favour of the resolution to approve the Option Plan. Unless you give other instructions, the persons named in the enclosed form of proxy intend to vote FOR the annual approval of the Option Plan.

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

NUVA is principally in the business of introducing generic pharmaceuticals to the market. Additional information about NUVA and its operations is available in its audited financial statements and Management's Discussion & Analysis for the year ended June 30, 2013 and News Releases, which have been filed with regulators and are available for viewing via the Internet at the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

The following discussion and analysis covers the compensation paid to the individuals who served as Chief Executive Officer and Chief Financial Officer of the Company during the financial year ended June 30, 2013 and each other individual who was an executive officer of the Company at the end of the financial year ended June 30, 2013 and whose total compensation exceeded $150,000 (each such person, a "Named Executive Officer").

Compensation Philosophy and Objectives

The primary goal of NUVA's executive compensation process is to attract and retain the key executives necessary for NUVA's long term success, to encourage executives to further the development of NUVA and its operations, and align interests of executives with other corporate stakeholders such as shareholders. Given the Company's size, resources and business model, the Company primarily uses three elements of compensation for its Named Executive Officers: base salary, annual incentive pay (bonus) and long term equity compensation (options). In establishing the framework for the Company's compensation practices, the Company takes into account the inherent uncertainties of its business and the fact that the success of the Company is influenced by a number of risk factors, many of the most important of which are outside the Company's control.

The Company strongly encourages its executive officers to maintain equity ownership in the Company both through direct shareholdings and derivative holdings such as options. As at December 27, 2013, management and directors owned or exercised control or direction over nil common shares, representing nil% of the Company's issued and outstanding common shares. The Company does not provide any financial assistance to Named Executive Officers to purchase equity in the Company.

Decision Making Process

NUVA's Board is responsible for determining all forms of compensation to be granted to NUVA's Chief Executive Officer, and for reviewing the Chief Executive Officer's recommendations respecting compensation of NUVA’s other senior executives, to ensure such arrangements reflect the responsibilities and risks associated with each position. When determining the compensation of its executive officers, the Board considers: i) recruiting and retaining executives critical to NUVA's success and the enhancement of shareholder value; ii) providing fair and competitive compensation; iii) balancing the interests of management and the Company's shareholders; and iv) rewarding performance, both on an individual basis and with respect to operations in general. In order to achieve these objectives, the compensation paid to NUVA's executive officers consists of three components: i) base salary (fees); ii) annual bonus based on actual performance relative to pre-set annual operation targets; and iii) long-term incentive in the form of stock options. For details regarding compensation of each Named Executive Officer, refer to "Summary Table" below.

Base Salary

Salaries for executive officers are determined by evaluating the responsibilities of each executive's position, as well as the experience and knowledge of the individual, with a view to internal equity and the competitive marketplace. The Board of Directors seeks to set base salary at a level competitive enough to attract highly qualified executive officers while still attempting to ensure that performance remains a key factor in determining total compensation of NUVA's management team. In determining the base salaries of the Named Executive Officers, an independent committee of the Board of Directors (which excludes the Named Executive Officers) reviews and considers compensation information from a number of publicly available sources relevant to the biotechnology and life sciences sector. For all employees, including Named Executive Officers, salary adjustments are considered by the same independent committee of the Board of Directors annually but any adjustments to base salary are not guaranteed and any adjustment includes consideration for individual performance, internal equity and market conditions.

Annual Bonus

All Named Executive Officers, as well as other employees of NUVA, are eligible to receive a bonus to drive performance and the achievement of corporate goals. The bonus program rewards short term results and performance, all of which are linked to the Company's long term objectives. The award and amount of any bonus are not pre-determined under any policy and are at the sole discretion of the Board of Directors. A decision to award a bonus is based on the responsibility and accountability of the individual and the role within the organization, performance of the individual, performance of the Company in reaching certain corporate goals for any given year, and a number of other factors both internal and external. In recognition of the early stage of commercialization of the Company, and in order to preserve cash, no bonuses have been awarded to Named Executive Officers or other NUVA employees to date.

Option-based A wards

The Stock Option Plan is available to all employees, including the Named Executive Officers and consultants to NUVA. As options have increased value to the holder if the market value of the stock appreciates over time, the objective of the program is to tie the interests of employees directly to the interests of the shareholders. In that regard, the Stock Option Plan is intended to serve as a long term retention and incentive tool. The exercise price, terms, vesting and conditions of any options granted are established by the board of directors and subject to the rules of the regulatory authorities having jurisdiction over the securities of the Company. The determination of an award, as well as the amount of the any award, is at the sole discretion of the board of directors. The Board of Directors considers previous grants of options and the overall number of options that are outstanding relative to the number of outstanding common shares in determining whether to make any new grants of options and the size and terms of any such grants, as well as the level of effort, time, responsibility, ability, experience and level of commitment of the executive officer in determining the level of incentive stock option compensation. There is no performance or other conditions related to the vesting of the options, other than continued employment with the Company. See "Incentive Plan Awards - Outstanding Option-Based Awards" below, as well as “Securities Authorized for Issuance under Equity Compensation Plans”.

EXECUTIVE COMPENSATION

Unless otherwise noted the following information is for NUVA’s last completed financial year (which ended June 30, 2013).

Summary Compensation Table

For the purposes of this Circular, a Named Executive Officer (“NEOs”) of the Company means each of the following individuals:

(a)

a chief executive officer (“CEO”) of the Company;

(b)

a chief financial officer (“CFO”) of the Company; and

(c)

each of the Company’s three most highly compensated executive officers, or individuals acting in a similar capacity, other than the CEO and CFO, at the end of, or during, the most recently completed financial year if their individual total compensation was more than $150,000 for that financial year, including individuals who would be an NEOs under this paragraph but for the fact that he or she was not acting in such capacity at the end of the financial year.

The following table sets forth information concerning all awards outstanding at the end of the most recently completed financial year end, namely June 30, 2013, for the Company’s Named Executive Officer (NEOs").

Non-Equity Incentive Plan Compensation($)
NEOs Name and Principal Position	Year	Salary ($)	Share Based Awards ($)	Option-Based Awards ($) (4)	Annual Incentive Plans	Long -term Incentive Plans	Pension Value ($)	All Other Compen-sation ($)	Total Compen- sation ($)
Dr. Terrance G. Owen Chief Executive Officer	2013 2012 2011 2010	62,500(1)(3) 152,302(1)(3) 180,000(1)(3) 180,000(1)	Nil Nil Nil Nil	Nil Nil Nil 57,612	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	Settlement(2) Nil Nil 13,000	62,500 152,302 250,612
Jamie Lewin (4)(3) Chief Financial Officer	2013 2012 2011	12,089 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	12,089 Nil Nil

(1)

Consulting/management fees paid to Dr. Terrance Owen or a company owed/controlled by Dr. Terrance Owen. Mr. Owen ceased to be the CEO on June 10th, 2013.

(2)

On September 12, 2012 the Company issued 397,600 shares to settle $39,760 of management fees owed and the balance of $119,280 was booked to gain on debt settlement.

.

(3)

No options were issued to the executives in 2013 and 2012.  In 2009 and 2010, the Company used the Black-Scholes pricing model under the following assumptions: (i) risk free interest rate of 2.42%; (ii) expected divided yield of 0%; (iii) average expected volatility of 121.47%; and (iv) an expected term of five years.  In 2009, the Company used the Black-Scholes pricing model under the following assumptions: (i) risk free interest rate of 1.20%-2.22%; (ii) expected divided yield of 0%; (iii) average expected volatility of 116.8%-119.9%; and (iv) an expected term of two years. The Black Scholes pricing model was used to estimate the fair value as it is the most accepted methodology.

(4)

Jamie Lewin was appointed CFO, Director and Secretary on April 17th, 2012

The management functions associated with the offices of Chief Executive Officer and Chief Financial Officer of NUVA are carried out pursuant to consulting agreements with Named Executive Officers or companies owned and controlled by Named Executive Officers.

NUVA retained 503213 BC Ltd., a company controlled by Dr. Terrance Owen, for the purposes of directing the technical aspects of research and development, product testing, domestic and international product registrations and intellectual property protection, negotiating and establishing international marketing agreements, assisting with domestic and international sales and marketing strategies, marketing materials, internet marketing and investor relations activities, directing NUVA's legal and accounting professionals, advising officers and directors of NUVA matters and ensuring that the regulatory requirements of NUVA are fulfilled. The agreement can be terminated by 503213 BC Ltd. upon 30 days’ notice, by NUVA without notice in specified circumstances or with notice for any reason upon NUVA paying 503213 BC Ltd. the equivalent of 12 months' fees for service.

Outstanding Share-Based Awards and Option-Based Awards

The following table sets out, for the NEOs, all outstanding incentive stock options to purchase Shares (option-based awards) held as of June 30, 2013, including awards granted to the NEOs in prior years:

	Option-Based Awards				Share-Based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date (m/d/y)	Value of unexercised ‘in-the-money’ options ($) (1)	Number of Shares or units of Shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Dr. Terrance G. Owen Chief Executive Officer(2)	Nil	N/A	N/A	N/A	N/A	N/A

(1)

The closing price of the Company’s Shares on the TSX Venture Exchange on June 30, 2013 was $0.08, therefore no value has been given to unexercised options that were out-of-the-money on June 30, 2013.

(2)

Dr. Terrance Owen ceased to be the CEO on June 10, 2013 and resigned as a director on June 28, 2013. All options were cancelled on the resignation date.

Incentive Plan Awards - Value Vested or Earned During the Year

The following table sets forth details of the value vested or earned for all incentive plan awards during the most recently completed financial year by the NEOs.  No share-based awards other than incentive stock options have been granted to the Named Executive Officers by NUVA:

Name	Option-based awards - Value vested during the year ($)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Dr. Terrance G. Owen Chief Executive Officer	Nil	N/A	N/A
Jamie Lewin Chief Financial Officer	Nil	N/A	N/A

PENSION PLAN BENEFITS

NUVA does not provide any form of pension plan or other retirement benefit to the Named Executive Officers.

TERMINATION AND CHANGE OF CONTROL BENEFITS

NUVA's agreement with 503213 BC Ltd., a company controlled by Dr. Terrance Owen provides that the agreement can be terminated by 503213 BC Ltd. upon 30 days’ notice, by NUVA without notice in specified circumstances or with notice for any reason upon NUVA paying 503213 BC Ltd. the equivalent of 12 months' fees for service.

DIRECTOR COMPENSATION

Director Compensation Table

The following disclosure of director compensation for NUVA's most recently completed financial year ending on June 30, 2013 excludes compensation of Dr. Terrance G. Owen and Jamie Lewin, in their capacities as President and Chief Executive Officer and Chief Financial Officer, respectively, of NUVA. Compensation for the NEOs is disclosed above at “Executive Compensation - Summary Compensation Table”; they receive no additional compensation for serving as a director of NUVA.

Name	Fees earned ($)	Share-based Awards ($)	Option-based Awards ($) (1)	Non-Equity Incentive Plan Compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Eugene Beukman	Nil	N/A	Nil	N/A	N/A	3,278(2)	3,278
Thomas Kennedy	Nil	N/A	Nil	N/A	N/A	2,500(2)	2,500
Linda Allison	Nil	N/A	Nil	N/A	N/A	N/A	Nil
Ron Zokol	Nil	N/A	Nil	N/A	N/A	N/A	Nil
William McCoy	Nil	N/A	Nil	N/A	N/A	N/A	Nil

(1)   No options were issued to the directors in 2013 or 2012

(2) For consulting services rendered.

Directors are entitled to be reimbursed for reasonable expenditures incurred in performing their duties as directors. NUVA may, from time to time, grant options to purchase common shares to the directors.

Outstanding Option-Based Awards

The following table sets out option-based awards granted to the directors of NUVA during the most recently completed financial year, and in prior years, and that were outstanding as at the fiscal year ended June 30, 2013. No share-based awards other than incentive stock options have been granted to the directors and NUVA does not provide any non-equity incentive plan compensation to its directors.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date (m/d/y)	Value of unexercised in-the-money options ($) (1)	Number of Shares or units of Shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Eugene Beukman	Nil	N/A	Nil	N/A	N/A	N/A
Thomas Kennedy	Nil	N/A	Nil	N/A	N/A	N/A
Linda Allison (2)	Nil	N/A	Nil	N/A	N/A	N/A
Ron Zokol (3)	Nil	N/A	Nil	N/A	N/A	N/A
William McCoy (5)	Nil	N/A	Nil	N/A	N/A	N/A

(1)

The closing price of the Company’s Shares on the TSX Ventures Exchange on June 30, 2013 was $0.08. No value has been given to unexercised options that were out-of-the-money on June 30, 2013. All options were cancelled on the resignation dates provided below.

(2)

Linda Allison resigned November 13, 2012.

(3)

Ron Zokol resigned November 13, 2012

(4)

William McCory resigned November 28, 2012

Incentive Plan Awards - Value Vested or Earned During the Year

The following table sets out the value of incentive stock options vested or earned by the non-executive directors of NUVA during the financial year ended June 30, 2013.

Name	Option-based awards - Value vested during the year ($))	Share -based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Eugene Beukman	Nil	N/A	N/A
Thomas Kennedy	Nil	N/A	N/A
Linda Allison	Nil	N/A	N/A
Ron Zokol	Nil	N/A	N/A
William McCoy	Nil	N/A	N/A

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth the Company's compensation plans under which equity securities are authorized for issuance as at the end of the most recently completed financial year.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	Nil	N/A	2,161,707
Equity compensation plans not approved by security holders	Nil	N/A	N/A
Total	Nil	N/A	2,161,707

The Company does not provide any financial assistance to optionee’s in order to facilitate the purchase of common shares under the Plan.  As at June 30, 2013, there were nil outstanding under the Plan. There are no stock appreciation rights outstanding and it is currently intended that none be issued.

AUDIT COMMITTEE CHARTER

The Charter of the Company's Audit Committee is attached to this Circular as Appendix A.

 AUDIT COMMITTEE MEMBERS

Jamie Lewin, Eugene Beukman and Tom Kennedy were members of the Company's Audit Committee as of June 30, 2013. Eugene Beukman and Tom Kennedy were considered ”independent" and all three members were considered “financially literate", as those terms are defined in applicable securities legislation.

RELEVANT EDUCATION AND EXPERIENCE

Mr. Jamie Lewin has 20 years’ experience in accounting and finance for private and public companies. They range from brokerage and investment through to manufacturing, distribution, resources and service. Operations have been both domestic and international.

Currently he is CFO for the Janda Group and has been CFO of Abenteuer Resources and Dussault Apparel. Directorships include: Choice Gold, Innovative Properties, Abenteuer Resources and Lucky Minerals. These companies are listed on the TSX-V, CNSX and OTC BB.

Mr. Lewin is a professional accountant with a MBA, and a Certificate in Public Company Administration. He completed a LLB at Laval University and a BA at Western University.

Mr. Eugene Beukman has been a corporate consultant to public companies in Canada since January 1994, primarily involved in the acquisition of assets and joint ventures.  Mr. Beukman graduated from Rand University of Johannesburg, South Africa, with a Bachelor of Law Degree and a Bachelor of Law Honors Postgraduate Degree.

Overall he has over thirty years’ experience in the acquisition of assets and joint venture agreements.  Mr. Beukman is an Advocate of the Supreme Court of South Africa.  He is a director and/or officer of several reporting companies listed on the TSX Venture Exchange and CNSX

Mr. Pirooz is a registered and practicing pharmacist and a professional member of the College of Pharmacists of British Columbia, with over ten years of pharmaceuticals and pharmacy management experience.

He is an owner of Pure Integrative Pharmacy chain stores and President of SP RX Services, an established pharmacy consulting company, which provides consulting, pharmacist and pharmacy management services to many of Canada’s largest and established drug store chains, pharmacy chains and independent pharmacies and drug stores, including Shoppers Drug Mart, Rexall Drugs, Pharmasave and Guardian Pharmacies.

He is also actively engaged in the sales, marketing and export of pharmaceuticals, OTC drugs and health supplements to the Middle East. He has previously worked as a Pharmacy Manager at Shoppers Drug Mart and Pharmasave, a hospital pharmacist at Vancouver General

Michael F. Bianco, Chairman of American Capital Markets Group, has been actively involved in corporate banking, investment banking and management consulting in the United States and Asia during the past thirty years.  Mr. Bianco was previously Managing Director and National Partner, Corporate Financial Consulting for Arthur Andersen & Company.  He has served as President & CEO of Loeb Rhoades Securities Corporation, a subsidiary of the investment banking firm, Loeb, Rhoades & Co. that was merged with Lehman Brothers.  He started his corporate finance career with Chase Bank in New York City.  He has managed or co-managed over $5 billion in public and private equity and debt financing for Asian and American corporations in the domestic and foreign capital markets.  His clients have included both Fortune 1000 companies as well as medium size enterprises including Chevron, US Leasing, Borg Warner, Safeway, Dole, Bechtel, Del Monte, and many leading Asian companies including Canon, Orix, Seiko, JAFCO, Coastal Properties and Neusoft.  He has started and led several financial services companies both in the USA and Asia including community banks, Internet based banks, consumer finance, securities investments and equipment leasing companies.

Mr. Bianco is a General Partner of Life Science Equity Partners also a Director of the Korean-American Chamber of Commerce and served as a Director of Junior Achievement and the Enterprise Network of Silicon Valley, the largest private technology incubator in Silicon Valley.  In addition, he was elected to Who’s Who in the West and Who’s Who in International Finance, and is a life member of the Stanford University Alumni Association.  He is a graduate of the US Navy School of Pre-Flight, and served in the Vietnam conflict, winning several awards and citations for his combat service.  Mr. Bianco received a Master’s Degree from the Gerald R. Ford School of Public Policy at the University of Michigan, graduated from Stanford University Advanced Management College and received an undergraduate degree from Wilkes University.

EXTERNAL AUDITOR SERVICE FEES

The following table sets out the aggregate fees billed by Meyers Norris Penny LLP, Chartered Accountants, our external auditor, in each of the last two fiscal years.

Nature of Services	Fees Paid to Auditor in Fiscal Year ended June 30, 2013	Fees Paid to Auditor in Fiscal Year ended June 30, 2012
Audit Fees (1)	$16,000	$16,0000
Audit-Related Fees (2)	Nil	Nil
Tax Fees (3)	Nil	Nil
All Other Fees (4)	Nil	Nil
Total	$16,000	$16,000

(1)

"Audit Fees" include fees necessary to perform the annual audit and quarterly reviews of the Company's consolidated financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2)

"Audit-Related Fees" include fees for services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3)

"Tax Fees" include fees for all tax services other than those included in "Audit Fees" and "Audit-Related Fees". This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4)

"All Other Fees" include all other non-audit services.

RELIANCE ON EXEMPTION

As NUVA is a "Venture Issuer" pursuant to relevant securities legislation, NUVA is relying on the exemption in Section 6.1 of Multilateral Instrument 52-110-Audit Committees ("MI “52-110") from the reporting requirements of Part 3 and Part 5 of MI 52-110.

CORPORATE GOVERNANCE

BOARD OF DIRECTORS

NUVA's Board of Directors facilitates its exercise of independent supervision over management by ensuring that the Board is composed of a majority of independent directors. The Board, at present, is composed of five directors, all but two of which (Messrs. Owen and Lewin are also senior officers), are considered to be independent. In determining whether a director is independent, the Board considers, for example, whether the director has a relationship, which could, or could be perceived to, interfere with the director's ability to objectively assess the performance of management.

The Board is specifically responsible for approving long-term strategic plans and annual operating plans and budgets recommended by management. Board consideration and approval is also required for all material contracts, business transactions and all debt and equity financing proposals. The independent directors on the Board are also responsible for approving senior executive compensation and retirement plans (see Compensation below).

The Board delegates to management, through the offices of President and Chief Executive Officer, responsibility for meeting defined corporate objectives, implementing approved strategic and operating plans, carrying on the Company's business in the ordinary course, managing the Company's cash flow, evaluating new business opportunities, recruiting staff and complying with applicable regulatory requirements. The Board also looks to management to furnish recommendations respecting corporate objectives, long-term strategic plans and annual operating plans.

Given the relatively static composition of the Board of Directors and the Company's management over the last several years, the Board has not appointed a corporate governance committee and these functions are currently performed by the Board as a whole.

DIRECTORSHIPS

Certain of NUVA's directors are also directors of other reporting issuers (or equivalent) in a jurisdiction or a foreign jurisdiction as follows:

Name	Directorships with other reporting issuers
Jamie Lewin	• Choice Gold Corp.
Eugene Beukman

•

Acana Capital Corp., Anergy Capital Corp., Bard Ventures Inc., Burnstone Ventures Inc., Emerge Resources Inc., Grand Peak Capital Corp., Innovative Properties Inc., Orofino Minerals Inc., SLAM Exploration Ltd.

ORIENTATION AND CONTINUING EDUCATION

Given the relatively small composition of the Board of Directors since its incorporation, the Company has not yet developed an official orientation or training program for new directors. New directors will have the opportunity to become familiar with NUVA by meeting with the other directors and with officers and employees. Orientation activities will be tailored to the particular needs and experience of each director and the overall needs of the Board.

ETHICAL BUSINESS CONDUCT

The Board monitors the ethical conduct of NUVA and its management and ensures that it complies with applicable legal and regulatory requirements, such as those of relevant securities commissions and stock exchanges. The Board has found that the fiduciary duties placed on individual directors by the Company's governing corporate legislation and the common law, as well as the restrictions placed by applicable corporate legislation on the individual director's participation in decisions of the Board in which the director has an interest, have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

NOMINATION OF DIRECTORS

NUVA's Board considers its size each year when it considers the number of directors to recommend to the Company's shareholders for election at the annual meeting of shareholders, taking into account the number required to carry out the Board's duties effectively and to maintain diversity of view and experience. Given the relatively static composition of the Board of Directors over the last several years, the Board has not appointed a nominating committee and these functions are currently performed by the Board as a whole. However, if there is a change in the number of directors required by the Company, this policy will be reviewed.

COMPENSATION

NUVA's Board is responsible for determining all forms of compensation to be granted to NUVA's Chief Executive Officer, and for reviewing the Chief Executive Officer's recommendations respecting compensation of NUVA's other senior executives, to ensure such arrangements reflect the responsibilities and risks associated with each position. When determining the compensation of its executive officers, the Board considers: i) recruiting and retaining executives critical to NUVA's success and the enhancement of shareholder value; ii) providing fair and competitive compensation; iii) balancing the interests of management and the Company's shareholders; and iv) rewarding performance, both on an individual basis and with respect to operations in general. In order to achieve these objectives, the compensation paid to NUVA's executive officers consists of three components: i) base salary; ii) annual bonus based on actual performance relative to pre-set annual operation targets; and iii) long-term incentive in the form of stock options.

The Company's directors are not currently paid a fee for their services as directors (see Part 4 - Executive Compensation - Compensation of Directors).

COMMITTEES OF THE BOARD OF DIRECTORS

The Board of Directors of NUVA had previously appointed an Audit Committee which is comprised of Terry Owen, Eugene Beukman and Tom Kennedy. At June 30, 2013 the Audit Committee was comprised of Jamie Lewin, Eugene Beukman and Tom Kennedy. The Audit Committee is ultimately responsible for the policies and practices relating to integrity of financial and regulatory reporting of the Company, as well as internal controls to achieve the objectives of safeguarding the Company's assets; reliability of information; and compliance with policies and laws. For further information regarding the mandate of the Audit Committee, its specific authority, duties and responsibilities, as well as a copy of the Audit Committee Charter, see –“Audit Committee Charter”.

Assessments

The Board does not formally review the contributions of individual directors, however believes that its current size facilitates informal discussion and evaluation of members' contributions within that framework.

OTHER INFORMATION

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

Since the beginning of the its most recently completed financial year ended June 30 2013 and as at the date of this Circular, no director, executive officer or employee or former director, executive officer or employee of NUVA, nor any nominee for election as a director of NUVA, nor any associate of any such person, was indebted to NUVA for other than "routine indebtedness" as that term is defined by applicable securities law; nor was any indebtedness to another entity the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by NUVA.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

During the most recently completed financial year, the Company settled $159,040 of accrued debt to 503213 BC Ltd., a company owned or controlled by Terrance Owen, a director until June 28, 2013. Except as set out above, no proposed nominee for election as a director, and no director or officer of NUVA who has served in such capacity since the beginning of the last financial year of NUVA, and no shareholder holding of record or beneficially, directly or indirectly, more than 10% of NUVA's outstanding common shares, and none of the respective associates or affiliates of any of the foregoing, had any interest in any transaction with NUVA or in any proposed transaction since the beginning of the last completed financial year that has materially affected NUVA, or is likely to do so.

Furthermore, certain directors and officers are also directors, officers or shareholders of other companies that are similarly engaged in the medical technology business or of acquiring, developing and exploiting natural resource properties and, although such associations may give rise to conflicts of interest from time to time, such directors and officers are required by law to act honestly and in good faith with a view to the best interests of NUVA and to disclose any interest which they may have in any property or opportunity of NUVA.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED ON AT THE MEETING

None of the directors or executive officers of NUVA, no proposed nominee for election as a director of NUVA, none of the persons who have been directors or executive officers of NUVA since the commencement of NUVA's last completed financial year, none of the other insiders of NUVA and no associate or affiliate of any of the foregoing persons has any substantial interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the meeting other than the election of directors, approval of share consolidation, and annual approval of the Option Plan.

MANAGEMENT CONTRACTS

Except as set out under “Executive Compensation”, management functions of NUVA are performed by our directors and senior officers and we have no management agreements or arrangements under which such management functions are performed by persons other than the directors and senior officers of NUVA.

OTHER MATTERS

Management of NUVA is not aware of any other matters to come before the meeting other than as set forth in the Notice of Meeting that accompanies this Information Circular. If any other matter properly comes before the meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

ADDITIONAL INFORMATION

You may obtain additional financial information about NUVA in our financial statements and Management's Discussion and Analysis for the year ended June 30, 2012, copies of which may be obtained without charge upon request to us at NUVA Pharmaceuticals Inc, 615 – 800 W. Pender or through the Company’s website, www.nuvapharm.com. You may also access our disclosure documents through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

APPENDIX A

NUVA PHARMACEUTICALS CORP.

CHARTER FOR THE AUDIT COMMITTEE
OF THE BOARD OF DIRECTORS

1.

Mandate

1.1.

The mandate of the Audit Committee established pursuant to this charter is to oversee the Company's accounting and financial reporting processes and audits of the Company's financial statements, and report thereon to the Board of Directors. Within this mandate, the Audit Committee's role is to:

(a)

support the Board of Directors in meeting its responsibilities to shareholders;

(b)

enhance the independence of the external auditor;

(c)

facilitate effective communications between management and the external auditor and provide a link between the external auditor and the Board of Directors;

(d)

increase the credibility and objectivity of the Company's financial reports and public disclosure.

1.2.

In addition, the Audit Committee will undertake those specific duties and responsibilities listed below and such other duties as the Board of Directors from time to time prescribe.

2.

Membership

2.1.

Each member of the Audit Committee must be a director of the Company.

2.2.

The Audit Committee will consist of at least three members, the majority of whom are considered "independent" as that term is defined in Multilateral Instrument 52-110.

2.3.

The members of the Audit Committee will be appointed annually by and will serve at the discretion of the Board of Directors.

3.

Authority

3.1.

In addition to all authority required to carry out the duties and responsibilities included in this charter, the Audit Committee has specific authority to:

(a)

engage, and set and pay the compensation for, independent counsel and other advisors as it determines necessary to carry out its duties and responsibilities; and

(b)

communicate directly with management and any internal auditor and with the external auditor.

(c)

approve interim financial statements and interim MD&A on behalf of the Board of Directors.

4.

Duties and Responsibilities

4.1.

The duties and responsibilities of the Audit Committee include:

(a)

recommending to the Board of Directors the external auditor to be nominated by the Board of Directors;

(b)

recommending to the Board of Directors the compensation of the external auditor;

(c)

reviewing the external auditor's audit plan, fee schedule and any related services proposals:

(d)

overseeing the work of the external auditor;

(e)

reviewing the external auditor's report, audit results and financial statements prior to approval by the Board of Directors;

(f)

reporting on and recommending to the Board of Directors the annual financial statements and the external auditor's report on those financial statements, prior to Board approval and dissemination of financial statements to shareholders and the public;

(g)

reviewing financial statements, MD&A and annual and interim earnings press releases prior to public disclosure of this information;

(h)

ensuring adequate procedures are in place for review of all public disclosure of financial information by the Company, prior to is dissemination to the public;

(i)

overseeing the adequacy of the Company's system of internal accounting controls and obtaining from the external auditor summaries and recommendations for improvement of such internal accounting controls;

(i)

overseeing the effectiveness of the internal audit function;

(k)

resolving disputes between management and the external auditor regarding financial reporting;

(l)

establishing procedures to deal with complaints and concerns, from employees and others, regarding questionable accounting or auditing practices;

(m)

reviewing and approving the Company's hiring policies with respect to partners or employees (or former partners or employees) of either a former or the present external auditor;

(n)

pre-approving all non-audit services to be provided to the Company or any subsidiaries by the Company's external auditor; and

(o)

overseeing compliance with regulatory authority requirements for disclosure of external auditor services and Audit Committee activities.

4.2.

In addition to the above responsibilities, the Audit Committee will undertake such other duties as the Board of Directors delegates to it.

4.3.

The Audit Committee will report, at least annually, to the Board regarding the Committee's examinations and recommendations.

5.

Meetings

5.1.

The quorum for a meeting of the Audit Committee is a majority of the members of the Committee who are not officers or employees of the Company or of an affiliate of the Company.

5.2.

The members of the Audit Committee must elect a chair from among their number and may determine their own procedures.

5.3.

The Audit Committee will meet at least twice each year. The Audit Committee may establish its own schedule that it will provide to the Board of Directors in advance.

5.4.

The Audit Committee will meet separately with the President and separately with the Chief Financial Officer of the Company at least annually to review the financial affairs of the Company.

5.5.

The Audit Committee will meet with the external auditor of the Company at least once each year, at such time(s) as it deems appropriate, to review the external auditor's examination and report.

5.6.

 The chair of the Audit Committee must convene a meeting of the Audit Committee at the request of the external auditor, to consider any matter that the auditor believes should be brought to the attention of the Board of Directors or the shareholders.

6.

Reports

6.1.

The Audit Committee will record its recommendations to the Board in written form which will be incorporated as a part of the minutes of the Board of Directors' meeting at which those recommendations are presented.

7.

Minutes

7.1.

The Audit Committee will maintain written minutes of its meetings, which minutes will be filed with the minutes of the meetings of the Board of Directors.